The Aurelius Group
                         5701 North Sheridan Road
                                 Suite 22A
                         Chicago, Illinois  60660



To the Board of Directors of
Kenilworth Fund, Inc.



I have examined the investment accounts shown by the books and records of the Kenilworth Fund, Inc. for the period from December 4, 1998 through July 21, 1999. My examination was made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on July 21, 1999 shown by the books and records audited by me, which I counted and inspected, were located in the vault of the National Safe Deposit Box Company, One First National Plaza, Chicago, Illinois 60603, except for securities purchased but not received on that date and other securities in transit, as to which I obtained confirmation from the appropriate brokers.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, I do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to my attention that caused me to believe that the specified accounts should be adjusted. Had I performed additional procedures or had I audited the financial statements in accordance with generally accepted auditing standards, matters might have come to my attention that would have been reported to you. This report refers only to the investments specified above and does not extend to any financial statements of Kenilworth Fund, Inc. taken as a whole.




/s/ Patricia W. Herczfeld, C.P.A.
President
The Aurelius Group
A Professional Corporation
Chicago, Illinois
July 30, 1999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549                  OMB APPROVAL
                                         OMB Number:  3235-0360
FORM N-17f-2                             Expires June 30, 1997
                                         Estimated average burden
                                         hours per response..0.05

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:  811-7620

   Date examination completed:          July 21, 1999

2. State identification Number:
   CA: 5/6/97     FL: 048290     IL:9325975     TX: C5286000000

3. Exact name of investment company as specified in registration statement:

   KENILWORTH FUND, INC.

4. Address of principal executive office (number, street, city, state, zip code):

   One First National Plaza, Suite 2594, Chicago, IL  60603

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (8-95)